PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
GRANDVIEW GOLD INC. TO BE HELD AT
330 Bay Street, Suite 820
Toronto, ON M5H 2S8 Canada
Friday, November 28, 2008 AT 10:00 A.M.

THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 28, 2008

The undersigned shareholder(s) of GRANDVIEW GOLD INC. (the “Corporation”) hereby appoint(s) in respect of all of his or her shares of the Corporation, Michael Hitch, Chairman of the Board or failing him, Paul Sarjeant, Chief Executive Officer, or in the place of the foregoing, as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at an annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on November 28, and any adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

(1)	VOTE FOR or WITHHOLD FROM VOTING (or, if not specified, VOTE) for the election as directors of the Corporation the persons named in the Information Circular accompanying this Proxy ;

(2)

VOTE FOR or WITHHOLD FROM VOTING (or, if not specified, VOTE) for the appointment of McCarney Greenwood LLP, Chartered Accountants as the shareholders’ auditors of the Corporation and authorize the Board of Directors to fix their remuneration;

(3)

And in their discretion to vote on amendments or variations to matters identified in the Notice of Meeting or such others matters which may properly come before the meeting or any adjournment thereof..

To be effective, a proxy must be received by Equity Transfer & Trust Company, or the Secretary of the Corporation no later than November 26, 2008 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Dated the _____day of ______________ 2008

Signature(s) of Shareholder(s):

Name(s) of Shareholder(s):
(please print)

Number of Shares Held:

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

On any ballot that may be called for, the shares represented by this Proxy in favour of the persons designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the persons designated by management of the Corporation in this Proxy will vote the sharesMeeting . represented by this Proxy as specified for such matter in the Circular in respect of the

Each shareholder has the right to appoint as proxyholder a person (who need not be a shareholder of the Corporation) other than the persons designated by management of the Corporation to attend and act on the shareholder’s behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto Ontario, M5H 4H1, or to the Secretary of the Corporation at the Corporation’s registered office, which is located at 330 Bay Street, Suite 820, Toronto, Ontario, M5H 2S8, fax number: (416) 703-6515.

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a company, this Proxy must be signed by the duly authorized officer or attorney of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

To be effective, voting instructions must be DEPOSITED at the office of "EQUITY TRANSFER & TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Equity Transfer & Trust Company is 200 University Avenue, Suite 400, Toronto Ontario, M5H 4H1, Canada